1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

October 19, 2022

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Flexible Real Estate Income Fund (the “Fund”)
File Nos. 333-262575 and 811-23779

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on September 20, 2022. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 3 (“PEA 3”) to the Fund’s Registration Statement or in additional pre-effective amendments to be filed subsequently. The Staff’s comments, along with the Fund’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the Fund’s September 20, 2022 registration statement. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus Summary – Principal Investment Strategies (page 1)

Comment 1: Disclose criteria used to show that each of “property investments and debt interests, equity investments in real estate or real estate-related companies, real estate related loans or other real estate debt investments and securities of real estate and real estate-related issuers or real estate related companies” are economically tied to the real estate sector.

Response: The Fund respectfully declines to make the requested change, but the Fund does note that its 80% policy will generally include the following security types and related derivatives: mortgage-backed securities, mortgage pass-throughs, collateralized mortgage obligations, collateralized commercial real estate obligations, residential loans, commercial loans, whole real estate loans, REITs and real estate companies. In addition to the specific security types noted above, the Fund will also include investments in companies classified as real estate companies using the SIC, GICS and BICS classification systems.

Anu Dubey October 19, 2022 Page 2

Prospectus Summary – Principal Investment Strategies (page 2-3)

Comment 2: Please disclose the maturity policy with respect to the Fund’s debt investments.

Response: Comment accepted. The requested change will be reflected in PEA 3.

Comment 3: Please disclose “Triple Net Leased Properties” as part of a bullet point describing certain asset classes and strategies that the Fund may target above rather than as a separate bullet point.

Response: Comment accepted. The requested change will be reflected in PEA 3.

Prospectus Summary – Summary of Risks (page 5-12)

Comment 4: Please revise Joint Venture Risk to state that joint ventures only include arrangements in which the fund and another party have equal control over the joint venture or, alternatively, that joint ventures only include arrangements in which the fund does not primarily control the joint venture.

Response: The Fund will update the disclosure in PEA 3 to clarify that joint ventures only include arrangements in which the Fund does not primarily control the joint venture.

Joint Venture Risk. The Fund expects to enter into joint ventures with third parties to make investments. Joint ventures entered into by the Fund would generally only include arrangements in which the Fund does not ~~have sole majority voting control over~~ primarily control the joint venture. The Fund’s partial interest investments will generally be structured as joint ventures or co-investment arrangements with third parties. In these joint ventures, the Fund would generally share control with the third-party partner (for example the Fund may have approval rights over some or all of the joint venture’s activities, and in limited circumstances that do not amount to ~~sole majority voting~~ primary control of the joint venture, may have the ability to require that the joint venture take specific actions), even though the Fund may hold a majority of the economic interests of a joint venture. In many cases the third-party partner may provide services for the joint venture or its assets, including, without limitation, management of day-to-day operations, asset management, property management, construction or development management, leasing, refinancing or disposition related services. The Fund may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment. In addition, disputes between the Fund and its joint venture partners

Anu Dubey October 19, 2022 Page 3

may result in litigation or arbitration that would increase the Fund’s expenses and prevent the Fund’s officers and trustees from focusing their time and efforts on the Fund’s business. The Fund may at times enter into arrangements that provide for unfunded commitments and, even when not contractually obligated to do so, may be incentivized to fund future commitments related to its investments.

Investment Objectives and Strategies – Potential Benefits of Investing in Real Estate (page 20)

Comment 5: Please revise the paragraph below, as requested:

For purposes of the Fund’s investment policies, a Controlled Subsidiary will comply with provisions of the 1940 Act related to affiliated transactions and custody (Section 17) or exemptive relief therefrom, and the Fund will comply ~~treat a Controlled Subsidiary’s assets as assets of the Fund for purposes of determining compliance~~ with provisions governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Controlled Subsidiary. In addition, PIMCO and the Board will comply with the provisions of Section 15 of the 1940 Act with respect to a Controlled Subsidiary’s investment advisory contract. A “Controlled Subsidiary” is a subsidiary (which ~~may include~~ includes an operating entity, operating company or special purpose entity used by the Fund) that primarily engages in investment activities in securities or other assets and in which the Fund owns all or a majority of the voting securities, i.e., has sole majority voting control. ~~Where the Fund participates with a third party in an entity (such as in a joint venture), and the Fund does not have sole majority voting control over such entity, the Fund will not consider such a joint venture to be a Controlled Subsidiary.~~

Response: Comment accepted. The requested changes will be reflected in PEA 3.

Investment Objectives and Strategies – Principal Investment Strategies

Comment 6: Please disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than Controlled Subsidiaries.

Response: Comment accepted. The requested changes will be reflected in PEA 3.

Investment Objectives and Strategies – Portfolio Composition (page 21)

Anu Dubey October 19, 2022 Page 4

Comment 7: Please remove duplicate hospitality-related language within “Retail.”

Response: Comment accepted. The requested change will be reflected in PEA 3.

Use of Leverage (page 25)

Comment 8: Please revise the following sentence to read as follows:

When such property level debt is not recourse to the Fund and the entity holding such debt was not formed for the purpose of avoiding the 1940 Act limitations on leverage, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the Investment Company Act) for purposes of complying with the Investment Company Act’s limitations on leverage, unless the special purpose ~~vehicle~~entity (or other vehicle for investment in real estate) holding such debt is a Controlled Subsidiary of the Fund or the financial statements of the special purpose ~~vehicle~~entity (or other vehicle for investment in real estate) holding such debt will be consolidated in the Fund’s financial statements in accordance with Regulation S-X and other accounting rules unless such debt would be eliminated in the consolidated financial statements in accordance with Regulation S-X and the other accounting rules. ~~Where such special purpose vehicles are not a Controlled Subsidiary of the Fund (e.g., including as part of a non-controlled joint venture with a third party), the Fund would not consider the investments as giving rise to Fund leverage.~~

Response: Comment accepted. The requested change will be reflected in PEA 3.

Comment 9: Please provide the bracketed figure in the following sentence.

The Fund may add leverage to its portfolio through the issuance of Preferred Shares in an aggregate amount of up to [    ]% of the Fund’s total assets (less all liabilities and indebtedness not represented by Investment Company Act leverage) immediately after such issuance.

Response: Comment accepted. The bracketed figure will be updated to 50% in PEA 3.

Management of the Fund (page 47)

Comment 10: Please replace “special purpose vehicles” with “special purpose entities,” as shown below:

Anu Dubey October 19, 2022 Page 5

The Fund (and/or one more of its special purpose ~~vehicles~~entities) will engage or otherwise transact with one or more Service Providers (as defined below) in connection with its ongoing operations, including in respect of portfolio investments.

Response: Comment accepted. The requested change will be reflected in PEA 3.

Description of Capital Structure and Shares - Derivative and Direct Claims of Shareholders (page 61)

Comment 11: The first sentence of the first paragraph states that the Declaration of Trust contains provisions regarding derivative and direct claims of shareholders, but there is no reference to direct claims in the Declaration of Trust.

Response: Comment accepted. The sentence will be revised to remove references to direct claims in PEA 3.

Comment 12: Please confirm in correspondence that Fund does not expect to invest in other funds such that it should include an AFFE line item in the fee table.

Response: The Fund does not expect to invest in other funds such that it should include an AFFE line item in the fee table.

Comment 13: Please include an estimate of the expenses that the Common Shareholders may directly or indirectly incur as they relate to property-level expenses.

Response: Consistent with other registrants using a similar structure, the Fund included language in PEA 2 explaining that “property-level expenses” include estimated fees and expenses related to property management, disposition expenses, any other expenses related to investments in real property by the Fund’s consolidated subsidiaries for the first year of the Fund’s operations. In addition, the Fund also expects that its unconsolidated operating entities will incur property management, disposition and other expenses related to investments in real property, the costs of which will be indirectly borne by Common Shareholders. The Fund’s real estate operating subsidiaries have and expect in the future to hire affiliated property managers (who could also be joint venture partners for an investment) at prevailing market rates to perform management and specialized services for the Fund’s commercial real estate (“CRE”) investments. As disclosed in the fee table, the Fund does not expect that its consolidated subsidiaries to incur property level expenses in the first year of operations.

Anu Dubey October 19, 2022 Page 6

Comment 14: Please revise Footnote 6 of the Expense Table to clarify that the 0.71% is the aggregate number, which includes org expenses. Please also consider revising “current fiscal year” to “initial fiscal year” given the fund’s lack of operational history.

Response: Comment accepted. The requested change will be reflected in PEA 3.

Comment 15: Please supplementally provide underlying figures for calculations for Dividend and Other Costs on Preferred Shares.

Response: Comment accepted. Underlying figures will be provided.

Comment 16: Please remove or reword duplicative sentence beginning with “For the avoidance of doubt…” in Footnote 7 to the Expense Table.

Response: Comment accepted. The Fund will update the disclosure in PEA 3 as follows:

PIMCO has contractually agreed (the “Expense Limitation Agreement”), through one year from the initial effective date of this Registration Statement, to waive its supervisory and administrative fee, or reimburse the Fund, to the extent that organizational expenses (including any initial offering expenses), the payment of expenses associated with obtaining or maintaining a Legal Entity Identifier (“LEI”) and/or payment of the Fund’s pro rata Trustees’ fees (the “Specified Expenses”) in any fiscal year exceed 0.07% of the Fund’s average daily net assets (the “Expense Limit”). Under the Expense Limitation Agreement, if, ~~in any month during which the Administration Agreement is in effect, the estimated annualized Specified Expenses of the Fund for that month are less than the Expense Limit, PIMCO shall be entitled to reimbursement by the Fund of any Supervisory and Administrative Fees waived or reduced pursuant to this Agreement (the “Reimbursement Amount”) during the previous thirty-six (36)) months, to the extent that the Fund’s annualized Specified Expense plus the amount so reimbursed does not exceed, for such month, the Expense Limit (or the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit), provided that such amount paid to PIMCO will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed to PIMCO. For the avoidance of doubt,~~ in any month during which the Administration Agreement is in effect, the estimated annualized Specified Expenses of the Fund for that month are less than the Expense Limit, PIMCO shall be entitled to reimbursement by the Fund of any Supervisory and Administrative Fees waived or reduced pursuant to this Agreement (the “Reimbursement Amount”) during the previous thirty-six (36)) months, to the

Anu Dubey October 19, 2022 Page 7

extent that the Fund’s annualized Specified Expense plus the amount so reimbursed does not exceed, for such month, the Expense Limit (or the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit) or any future expense limitation that may be in place, provided that such amount paid to PIMCO will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed to PIMCO. This Expense Limitation Agreement shall remain in effect for the one-year period following the date as of which the Fund’s registration statement on Form N-2 is initially declared effective (the “Initial Term”). Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Fund at the above address of the termination of this Agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term. In addition, this Agreement shall terminate upon termination of the Administration Agreement, or it may be terminated by the Fund, without payment of any penalty, upon ninety (90) days’ prior written notice to PIMCO at its principal place of business.

Comment 17: Please provide seed financial information.

Response: Comment accepted. Seed financial information will be provided with PEA 3.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Wu-Kwan Kit, Pacific Investment Management Company LLC
Adam Teufel, Dechert LLP
Douglas P. Dick, Dechert LLP